EXHIBIT 10.1

Wayne R. Weidner - Prepared Remarks
Annual Meeting of Shareholders
April 24, 2007

REMARKS BY THE CHAIRMAN

Disclaimer:	While proxies are being examined and the ballots counted, I’d like to make my comments.

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I should point out that our remarks regarding the outlook for the current year and beyond, including our anticipated earnings and asset growth and any planned new investments, will contain forward-looking information.

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Actual results may vary from any forecasted results that we discuss due to various risks and uncertainties, including those that we detailed in our report on Form 10-K for 2006, filed with the SEC and sent to you with our proxy statement.

Record Earnings/Key Achievements

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We are pleased to report that, despite the challenging operating conditions that defined 2006, National Penn Bancshares, Inc. continued our long-standing tradition of profitable growth by posting our 29th consecutive year of increased earnings and increased cash dividends.

A.
As a result of our continued financial excellence, we were named to The Staton Institute’s Super 50 Team for the third year in a row. The Super 50 Team consists of only 26 public U.S. companies - these are companies with a combined total of at least 50 years of higher earnings and dividends per share.

B.
In addition, National Penn was also named to Staton’s list of America’s Finest Companies for the 9th consecutive year. The Staton Institute, which was founded by chartered financial analyst Bill Staton, publishes an investment directory of all publicly-traded U.S. companies with at least 10 consecutive years of higher earnings and/or dividends per share. These are tremendous achievements for which we are all very proud.

C.
While we are mentioning some key achievements from 2006, I am also proud to announce that for the 5th year in a row, National Penn was named one of the Best Places to Work in PA, an honor that was due in large part to a random and confidential survey of our employees. In the financial services industry, our employees are critical to our success, so we aim to provide an employee-friendly environment that fosters both individual and company development.

D.
And as if that were not enough, National Penn was selected again by the readers of the Pottstown Mercury as the “Best Financial Institution.” To those National Penn shareholders and Mercury readers in attendance this afternoon - we thank you.

Stock Dividends or Splits/Cash Dividends

▪	We are also proud of our record of annual stock splits or stock dividends. Last year marked the 29th straight year of a stock dividend or split.

▪
The Board declared a 3% stock dividend that was paid on September 30, 2006.
The Board declared a fourth quarter cash dividend of $.1675 per share - on an annualized basis, the cash dividend of $.67 amounted to an increase of 7.0% over 2005 payments. And this year, the Board has declared a first quarter 2007 cash dividend of $.1675 per share.

▪	Your management team, all of us on the National Penn Bancshares team - our employees and our Directors - will continue to strive for strong financial performance in order to continue this momentum.

Stock Performance/Market Cap/Growth of Stock

Now, I would like to turn to the subject of our stock price. Your management team looks at this with a longer-term perspective. We also look at this on a “total return” basis - that is, taking into account reinvested cash dividends as well as stock price movement.

In assessing our “total return” performance, we compare ourselves to a peer group of financial service companies. These are the 15 companies listed in the proxy statement - mid-size companies generally like ourselves, most located in the mid-Atlantic states.

Let me show you what we found.

•       If we look at total return over the 3 years ended March 31, 2007, our total return is 6.3%, well above the average of a negative 6.7%. This has been a very difficult operating environment for all financial services companies in our size range. [SEE SLIDE]

•      Over the 5 year period ended March 31, 2007, our total return is 60.5%, above the average of 45.2%. [SEE SLIDE]

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If we look at the 10-year period ended March 31, 2007, our total return is 222.4%, well above the average return of 168.5%. In fact, it is the highest total return of any company in the group. [SEE SLIDE]

So, while we are not satisfied with our stock price performance in recent years, we are pleased to report that we are out-performing our peers over the longer term. Be assured your management team is working hard to maintain and improve this record as we go forward.

Now, I’d like to introduce Glenn Moyer, President and CEO of National Penn Bancshares and Chairman, President and CEO of National Penn Bank…

Glenn E. Moyer - Prepared Remarks
Annual Meeting of Shareholders
April 24, 2007

I.	(WELCOME & INVITATION FOR SHAREHOLDERS TO BECOME MEMBERS)

•	Thank you, Wayne.

•	I’d like to extend a warm welcome to everyone for joining us today. I always enjoy this opportunity to speak to you both on an individual and a group basis.

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As you noticed, we introduced valet parking this year due to the construction in the back of the Sheraton property and the fewer number of parking spaces available to us. We hope you found this new parking process convenient, and we appreciate your patience with these changes.

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Before I draw your attention to our annual special offers for shareholders, I’d like to take a moment to encourage those of you who are not doing business with us, to please consider doing so. And please invite your family and friends to join you!

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That’s why we are offering a variety of specials from which you can select, including a 10-month certificate of deposit at 5.11 percent APY; a gift of a free George Foreman Grill when you open any personal checking account; and finally, a complimentary consultation and 50 percent discount on a stock trade when you meet with one of our National Penn Investment Services advisors.

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You can stop by any of our 81 community office locations to redeem these special offers - just please be sure to bring along the flyer with you. This is just one small token of our appreciation to thank you for being shareholders of our corporation.

II.	(INTRODUCTIONS SECTION)

•	I’d like to take a moment to introduce some special guests here today who are critical to the ongoing success of our National Penn family:

A.	First, our Affiliate and Advisory Board Directors on whom we rely for sound advice and to refer new business so that we can achieve continued growth.

(Ask the groups to rise to be recognized as a group.)

B.	Next, I’d like to ask the Presidents of our two primary non-bank affiliates to please rise:

1.	National Penn Investors Trust Company
    (Our trust and asset management company)
    -- Don Worthington

2.	National Penn Insurance Company
    (our full-service insurance agency)
    -- Mike Meeneghan

Let’s recognize their efforts with a round of applause!

C.	Finally, our Group Executive Vice Presidents - a group of seven individuals on whom Wayne and I rely on a daily basis.
    At this time, I’d like the following people to stand and be recognized as a group:

1.	Bruce Kilroy

2.	Garry Koch

3.	Paul McGloin

4.	Mike Reinhard

5.	Gary Rhoads

6.	Sandy Spayd, and

7.	Sharon Weaver

Let’s thank these individuals with a round of applause!

D.
We'd also like to welcome a special guest today - Bradley T. Smith. Bradley is a senior at Oley Valley High School and the “National Penn Business Winner” of The Reading Eagle’s “Berks’ Best” contest.  The Eagle created “Berks’ Best” a number of years ago to highlight the achievements of high school seniors throughout the county.  National Penn has been the proud sponsor of this program for four consecutive years. You can learn more about Bradley and other “Berks’ Best” winners in the May sixth issue of the Reading Eagle. Welcome Bradley!

III.	(FINANCIAL HIGHLIGHTS SECTION - 2006)
At this time, I’d like to take a brief look at financial highlights of 2006- our 29th consecutive year of increased profits and cash dividends!

•	I’d like to call your attention to the comments and data included in our 2006 Annual Report and Form 10-K, which you received in the mail.

•	For the first time in our 133-year history, we surpassed the $5 billion mark, ending the year with $5.45 billion in financial assets!

1.	This is a major accomplishment considering that we first broke the $1 billion mark in 1994.

2.	We achieved record profits of $64.1 million, a 9.6% increase compared to 2005.

•	Our diluted earnings per share were $1.33 - an increase of 3.1% as compared to $1.29 per share last year.

•	In 2006 we paid out approximately $31 million in cash dividends to all of you in recognition of your investment in us.

•	National Penn’s 2006 earnings produced a return on average assets of 1.24% and a return on average shareholders’ equity of 12.64%.

•
These figures continue to demonstrate our position as a strong financial services company despite the ongoing challenges of an extended flat - and often times inverted - yield curve, as well as increased competition.

B. In regard to the challenging economic operating environment, I’d like to take a moment to address our deposit and loan growth and credit quality in 2006.

•	We ended 2006 with total deposits of $3.83 billion, representing an increase of 15.6% as compared to 2005.

•	Our Company’s allowance for loan and lease losses at year end was $58.3 million, which represents 1.61% of total loans outstanding of $3.63 billion.

•	Our loan portfolio increased 19.1% when comparing year end 2006 to year end 2005.

IV.	And now let me update you on our recently announced 1st Quarter 2007 results:

•	Our total assets have grown to $5 billion, 552 million dollars as of March 31, 2007.

•	As of that same date, our deposits were $3.73 billion and our loans were $3.68 billion.

•	1st quarter net income was $15.5 million as compared to $15 million for first quarter 2006 - a 3% increase when many other bank holding companies of our relative size reported decreases.

•	Despite the difficult operating environment that all of us are facing, we were able to achieve another quarter of increased income.

•	We will continue to work hard to achieve growth in the face of a challenging interest rate environment and intense competition.

V.	(COMPLETION OF ACQUISITIONS)

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During 2006 we also completed two acquisitions that added to the strength and growth potential of National Penn. These additions to our financial services family not only provided an immediate boost to our overall asset base, but also provide us with new opportunities for organic growth.

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As you undoubtedly know, early in the first quarter of 2006, we finalized the acquisition of State College, Pa-based Nittany Financial Corp. In addition to gaining its flagship Nittany Bank as a division of National Penn Bank, the acquisition included Vantage Investment Advisors, LLC - a registered investment advisory firm. Vantage contributed $344 million in client assets at the time of acquisition, and by year-end 2006, it had grown to approximately $430 million in client assets. Just last month, we completed the conversion of Nittany’s computer systems to National Penn’s system. The conversion was handled well and our teammates in Nittany Bank continue to work closely with their customers to address any questions or changes that inevitably occur in any system conversion.

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In early April 2006, we also added a new company to our investment and wealth management affiliate, National Penn Investors Trust Company. We acquired RESOURCES for Retirement, a Newtown, Pa-based retirement plan advisory firm that continues to be led by 401(k) trailblazer, Trisha Brambley. RESOURCES advises on more than $450 million in plan assets for companies with larger plans and earns fees based primarily on the size of plan assets.

•	Most recently, Trisha was named as one of the most influential in the industry for 2007 by 401kWire, an online InvestmentWire publication.

•	RESOURCES also has repeatedly been listed among the Top 25 Plan Advisors in the U.S. by Plan Sponsor Magazine.

•	We’re pleased with the first year’s performance by Trisha and her team at RESOURCES!

VI.	(INTEGRATION/EXPANSION FOR GREATER EFFICIENCY, PROFITABILITY AND GROWTH)

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As a leading financial services company focused on profitable growth, we took steps in 2006 to integrate several services and expand in the markets that make the most sense for our current and prospective customers.

•	The following are highlights of some of these decisions.

A.
Our National Penn Leasing Company has achieved tremendous success as a result of selecting a new sales director and realignment of growth priorities. During 2006 we launched an intensive internal education program aimed at bank relationship managers, which resulted in increasing internal equipment leasing referrals by 300%! To recognize business units within National Penn that refer more than $1 million in leases per year, National Penn Leasing launched a Million Dollar Club. Four National Penn business groups achieved membership in the club in 2006.

B.
And while I referred to the acquisition-based growth of National Penn Investors Trust Company just a few moments ago, I’d also like to recognize its organic growth. We opened a new location in the Lehigh Valley in early 2006. In addition, National Penn Investors Trust Company recently expanded to the west by opening an office in York, Pa. in direct response to a large competitor’s decision to stop providing local advisors to customers who reside in the greater York area and have less than $1 million in investable assets.

•	We love when competitors make decisions like this, because it accentuates the personal touch that we still offer and find so important in client relationships!

C.	We also continued to expand and relocate some of our brick and mortar locations, which provide invaluable face-to-face customer interactions.

•
In May 2006 we relocated our West Chester office to a new larger office with drive-thru convenience and downtown parking. 2006 also marked our 20th anniversary of operating in Chester County, where we enjoy the 3rd largest market share of deposits!

•	Our FirstService Bank division also opened a multi-purpose facility in Souderton that features a community office and offices for National Penn Capital Advisors and National Penn Insurance Agency.

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We recently relocated our National Penn Bank Morgantown Community Office to a new, larger building on Route 23 in Morgantown, Berks County. In keeping with the proud community service heritage of our predecessor in Morgantown, Elverson National Bank, the Morgantown office donated $500 to the Twin Valley Food Pantry, and has been running a month-long food drive for the organization. And, to continue with our focus on identity theft prevention, the office will be the site of our first Community Shred Day Event on May 5.

By the way, if you haven’t already taken the opportunity to shred unwanted personal documents at one of our shred events, I invite you to do so. A schedule of the events is on each table.

•	Our HomeTowne Heritage Bank division also plans to open a new location this summer in Mt. Joy to better serve the needs of its growing customer base in Lancaster County.

(BRANDING SECTION)

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In addition to streamlining efficiencies and offering new services and products, we also are investing in the National Penn brand. You may have read in this year’s annual report that we ended 2006 by unveiling the new National Penn brand and brand promise to our employees.

•	Let me share with you why a strong brand is important.

•	As I’ve mentioned, our goal is to achieve increased earnings, despite a difficult economic environment and intense competition.

•	How do we stand apart? How do we persuade prospects to choose US as a financial partner instead of one of our competitors?

•	According to a study by the research firm, Gallup, a financial services EMPLOYEE has 20 times more impact on customers versus advertising alone.

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That’s why we have evolved the National Penn brand to focus on the relationships we form with our customers. Relationships that go beyond that single transaction, loan application, insurance need or leasing request to see the bigger dream.

•	So, from this point on, National Penn’s brand promise is to go beyond the expected to help people fulfill their dreams.

•	And our new external tagline, which has already begun appearing on our marketing materials, is: “Let’s do something special.”

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As you know a picture is worth a thousand words and a moving picture is even better, so here is the video we showed our employees to introduce them to the brand last December. We hope you find it as inspiring as our employees did!

PLAY BRANDSCAPE VIDEO - approximately 4 min.

[All Employee Photo]

•	In addition to internal training for all employees, we’ve also invested in programs and services that make it easier for customers to do business with us.
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One example is the online banking and bill payment area, where we’ve seen significant growth. From 2005 to today, our online banking customers increased 37 percent and the number of customers using online bill pay increased 200%.

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For our business clients, in keeping with the growing national trend of offering technology-based banking solutions, we launched our new Remote Deposit Capture (or RDC) service. This service helps reduce travel, postage and other costs clients would otherwise spend in getting checks to their local community office.

-	But with RDC, business clients can now scan and electronically transmit checks to National Penn.
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We were not the first ones out of the gate with this service. However, we DID research the best technology and thoroughly test the service with a group of customers. Because of these efforts, we have every indication that Remote Deposit Capture will allow us to enhance relationships with our business customers and attract new ones.

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So it is through such services, delivered by employees committed to “going beyond the expected to help people fulfill their dreams,” that we can stand out above the competition and grow the company in a fiscally responsible manner.

V. SUBPRIME DISCUSSION
•
I would like to take a moment now to talk about mortgage lending. There has been a lot in the news recently about sub-prime mortgage lending, with evidence of increasing delinquencies and foreclosures on the part of mortgage lenders, and financial instability of some mortgage companies and banks.

A.	There has been a lot of hype and terms flying back and forth, so let’s spend a moment on terminology.

The mortgage business can basically be divided into three areas:

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There is the “prime/agency” market - where mortgages are traditionally underwritten and structured. These are what might be considered “standard” mortgages that are based on 80% of appraised value and are made to borrowers with average or better credit ratings.

•
There is the “Alt-A” market - where borrowers generally have average credit scores - similar to the scores of “prime/agency” borrowers - but have a higher loan-to-value ratio, or a larger loan amount, limited income verification, or other limited documentation.

•
There is the “sub-prime” market - where borrowers typically have the lowest credit scores and have a higher loan-to-value ratio - often borrowing 100% of the cost of the property through a combination of loans.

B.
The current problems related to sub-prime lending have begun to impact the Alt-A market but are expected to have very little direct impact on the prime/agency market. The Alt-A market is positioned, risk- and return-wise, between the “prime/agency” mortgage and sub-prime mortgage markets.

•
In 2006, approximately 15.8% or $56.6 million of our mortgage company’s loan originations were considered “Alt-A” loans, and approximately 1.4% or $5.1 million were considered sub-prime loans. Approximately 11.6% or $8.6 million of our mortgage loan originations during 1st quarter 2007 were “Alt-A” loans, and approximately 2.0% or $1.5 million were considered sub-prime loans. We sell these loans to investors in the secondary market - that is, we transfer ownership and collect fee income at the time of the sale.

•
However, if the borrower defaults on the loan payments in the first six months or if there is any breach of our representations with respect to a loan, the investor who purchased the loan can require us to buy the loan back. In the last seven years, this has only happened a few times.

•
However, we recognize that this is a risk of the business. Realistically, we have received a small number of repurchase requests. We expect that there will be some repurchase requests in the future, but we cannot predict how many or how frequent they will be.

We have strict policies, procedures and compliance requirements that are intended to reduce the risks inherent in our Alt-A or sub-prime lending activities; we deal with well qualified investors who buy the loans; and we will continue to do so.

Our best estimate is that we are looking at a 12-18 month period of contraction/correction until the mortgage markets fully stabilize. We believe that this stabilization will result in a much greater degree of discipline in these markets in general and that the inevitable shake-out will lead to more, and better, opportunities for us.

VI.	(ONGOING COMMITMENT TO BUSINESS STRATEGIES)

•	Now that I’ve addressed our financial, growth and branding successes and challenges to date, I’d like to focus on the path that lies ahead for National Penn in 2007 and beyond.

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As many of you have heard us reference for months now, we unfortunately will continue to fight the uphill battle of a flat-to- inverted yield curve, shrinking interest margins and increased competition.

•	But with the support of our board and you, our valued shareholders, we remain committed to face these challenges head on.

•
We’ve already made a series of cost-cutting steps to make our operations more efficient and to arm our employees with tools to take on the competition and grow the company. We have more cost containment work to do.

•	We believe National Penn remains well positioned to deal with the various external forces facing the company at any given time by holding true to our business strategies. They include:

o	Building on our community banking market niche

o	Building profitable and deep customer relationships

o	Diversifying our revenue streams

o	Maintaining strong asset quality

o	Balancing our organic growth and growth by acquisition

o	Focusing on shareholder value from a total return perspective

VII.	(WRAP UP SECTION/SHAREHOLDER THANK YOU)

•	Before I turn the podium back over to Wayne, I’d like to wrap up with the following comments:

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I’d like to extend a very sincere and heartfelt “thank you” to our shareholders, directors, employees and our customers who have played an important role in our success to date …and our success to come.

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In my new role as CEO of the holding company and Chairman of the Bank, I can assure you that we will continue to strike a balance in meeting the needs of our shareholders, customers and employees. And, in keeping with our brand promise, I will continue to look for new ways to do something special for all of our stakeholders each day.

•	Thank you for your attention today and your ongoing support!